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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: April 30, 2025 Estimated average burden hours per response ....……..2.50
FORM 12b-25	SEC FILE NUMBER
NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended:	February 3, 2024

☐     Transition Report on Form 10-K

☐     Transition Report on Form 20-F

☐     Transition Report on Form 11-K

☐     Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

The Children’s Place, Inc.

Full Name of Registrant

Former Name if Applicable

500 Plaza Drive

Address of Principal Executive Office (Street and Number)

Secaucus, New Jersey 07094

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report onForm 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The Children’s Place, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 (“Form 12b-25”) with respect to its Annual Report on Form 10-K for its fiscal year ended February 3, 2024 (the “Form 10-K”). The Company has determined that it is unable to file its Form 10-K within the prescribed time period without unreasonable effort or expense for the reasons set forth below.

The Company is party to an Amended and Restated Credit Agreement dated May 9, 2019 (as amended from time to time, the “Credit Agreement”), with Wells Fargo, National Association (“Wells Fargo”), Bank of America, N.A., HSBC Bank (USA), N.A., JPMorgan Chase Bank, N.A., Truist Bank and PNC Bank, National Association, as lenders (collectively, the “Credit Agreement Lenders”), and Wells Fargo, as Administrative Agent, Collateral Agent and Swing Line Lender.

As previously disclosed, the Company has been seeking to improve its liquidity position and strengthen its balance sheet to best position the Company for the future and the Company has been working with its advisors to identify potential lenders to obtain new financing necessary to support ongoing operations and to amend certain provisions of the Credit Agreement. Also, as previously disclosed, on February 15, 2024, the Company entered into a non-binding term sheet with 1903P Loan Agent, LLC (“Gordon Brothers”), as Lender, Administrative Agent and Collateral Agent, for a $130 million term loan (the “Gordon Brothers Term Loan”).

Also, as previously disclosed, Mithaq Capital SPC, a Cayman segregated portfolio company (“Mithaq”), acquired more than 50% of the Company’s outstanding shares of common stock as of February 12, 2024. Mithaq’s acquisition of the Company’s common stock resulted in a change of control of the Company, thereby triggering an event of default under the Credit Agreement.

As previously disclosed, on February 29, 2024, the Company and the Credit Agreement Lenders entered into a forbearance agreement, pursuant to which, among other things, the Credit Agreement Lenders agreed to forbear from enforcing certain rights and remedies under the Credit Agreement during a limited forbearance period, and which contemplated a permanent waiver of the change of control default upon the satisfaction of certain conditions. Also, as previously disclosed, on February 29, 2024, the Company and certain of its subsidiaries entered into an interest-free unsecured subordinated promissory note with Mithaq, providing for up to $78.6 million in term loans, to be funded in two different tranches. The Company received the first tranche of $30 million on February 29, 2024 and the second tranche of $48.6 million on March 8, 2024.

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Also on February 29, 2024, as previously disclosed, the Company and Mithaq entered into a letter agreement for purposes of, among other things, ensuring an orderly transition of the governance of the Company following the change of control. As of the date of filing of this Form 12b-25, the size of the board of directors of the Company (the “Board”) has been reduced from ten to six, and other than the Chief Executive Officer of the Company, all other then members of the Board have resigned and have been replaced by designees of Mithaq.

Meanwhile, negotiations on the Gordon Brothers Term Loan continued throughout March 2024 into April 2024. On April 16, 2024, the Company and certain of its subsidiaries entered into a new financing agreement with Mithaq for another unsecured $90 million term loan and withdrew from further negotiations with Gordon Brothers. Upon the funding of the new financing agreement with Mithaq on or prior to April 19, 2024, an amendment to the Credit Agreement will become effective, which among other things, will permit entering into the new financing agreement with Mithaq and waive the event of default resulting from the previously disclosed change in control.

The Company’s change of control and the various financing transactions described above all impact the Company’s business management, the assessment of its financial position and liquidity, and corresponding disclosures in its Form 10-K. The Company cannot complete the necessary accounting required to compile the financial statements and disclosures for the filing of its Form 10-K within the prescribed time period, which delay cannot be eliminated by the Company without unreasonable effort and expense.

The Company currently anticipates filing its Form 10-K within the grace period of 15 calendar days following April 18, 2024, as provided under Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jared Shure, SVP – General Counsel	201	453-7049
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes         ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes         ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that its 2023 Form 10-K will reflect a significant decline in its net sales and its results of operations for the year ended February 3, 2024 as compared to the year ended January 28, 2023. The decrease in operating loss is primarily due to lower net sales that were anticipated and a $29 million impairment charge on its intangible assets. Net loss was further impacted by a $69 million valuation allowance on the Company's deferred tax assets.

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The Children’s Place, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 18, 2024	By	/s/ Sheamus Toal
		Name:	Sheamus Toal
		Title:	Chief Operating Officer and Chief Financial Officer

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